Filed Pursuant to Rule 433
Registration Statement Nos. 333-135662,
333-135662-01, 333-135662-02,
333-135662-03, 333-135662-04,
333-135662-05, 333-135662-06

NTL announces pricing of $550 million in senior notes and receipt of commitments for additional £300 million in senior debt under existing facility

London, England, 18 July 2006. NTL Incorporated (NASDAQ: NTLI) today announced that it has finalized the terms of its senior notes offering announced in its press release dated July 10, 2006.  NTL’s subsidiary, NTL Cable PLC, will issue $550 million of 9⅛% U.S. dollar denominated ten year notes.  The notes will have minimum denominations of $100,000.  NTL anticipates that completion of the offering will occur on July 25, 2006.  The notes will rank pari passu with NTL Cable’s outstanding dollar, sterling and euro notes.

NTL also announced that NTL Cable’s subsidiary, NTL Investment Holdings Limited, has received commitments for an additional £300 million in senior debt under a new Tranche C of its existing senior credit facility.  Loans under the Tranche C facility will bear interest at LIBOR plus 2.75% and the principal amount of the Tranche C facility will be repayable in seven years.  NTL expects that it will draw the amounts available under the Tranche C facility on August 1, 2006.

NTL will use the proceeds of the notes offering and the additional senior debt to fully repay NTL Cable’s existing $1,048.8 million bridge facility.  These transactions will complete the financing of the Telewest Global and Virgin Mobile transactions.

Ends

For further information contact:

ntl Incorporated:
Richard Williams, Tel: +44 20 7299 5479 / richard.williams@ntl.com
Vani Bassi, Tel: +44 20 7299 5353 / vani.bassi@ntl.com

Important Information

This announcement is not an offer of any securities for sale.  The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that NTL has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling toll-free 1-800-245-8812, or by requesting a prospectus by e-mail from vani.bassi@ntl.com.

The notes will not be offered and sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or whom it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Service and Market Act 2000 by the issuer.

 “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

Various statements contained in this document constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995. Words like “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy,” and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by these forward-looking statements. These factors include: (1) the failure to obtain and retain expected synergies from the merger with Telewest and acquisition of Virgin Mobile; (2) rates of success in executing, managing and integrating key acquisitions, including the merger with Telewest and acquisition of Virgin Mobile; (3) the ability to achieve business plans for the combined ntl: Telewest group; (4) the ability to manage and maintain key customer relationships; (5) the ability to fund debt service obligations through operating cash flow; (6) the ability to obtain additional financing in the future and react to competitive and technological changes; (7) the ability to comply with restrictive covenants in NTL’s indebtedness agreements; (8) the ability to control customer churn; (9) the ability to compete with a range of other communications and content providers; (10) the effect of technological changes on NTL’s businesses; (11) the functionality or market acceptance of new products that NTL may introduce; (12) possible losses in revenues due to systems failures; (13) the ability to maintain and upgrade NTL’s networks in a cost-effective and timely manner; (14) the reliance on single-source suppliers for some equipment and software; (15) the ability to provide attractive programming at a reasonable cost; and (16) the extent to which NTL’s future earnings will be sufficient to cover its fixed charges.

These and other factors are discussed in more detail under “Risk Factors” and elsewhere in NTL’s Form 10-K and NTL Holdings Inc’s. Form 10-K that were filed with the SEC on February 28, 2006 and March 1, 2006 respectively.  We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.